Tri-Continental Corporation

March 17, 2014

Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

Re:	Tri-Continental Corporation (the “Corporation”)

File Nos.: 333-104669 and 811-00266

Post-Effective Amendment to a Registration Statement on Form N-2

Dear Sir or Madam:

On behalf of the Corporation, enclosed herewith for filing under the Securities Act of 1933 and the Investment Company Act of 1940, is Post-Effective Amendment No. 13 to the Registration Statement of Tri-Continental Corporation (the “Corporation”) on Form N-2 (File Nos. 333-104669 and 811-00266).

This amendment is being filed for the purpose of updating information contained in the Prospectus and the Statement of Additional Information of the Corporation since the Corporation’s Post-Effective Amendment No. 12 was filed on April 9, 2013. No additional shares of the Corporation are being registered. The changes include updates to financial information and other non-material changes.

If you have any questions or comments, please call the undersigned at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.

Very truly yours,

/s/ Megan E. Garcy

Megan E. Garcy Associate Counsel Ameriprise Financial

225 Franklin Street • Boston, MA 02110